309 Technology Drive
Malvern, PA 19355

October 28, 2010

VIA E-MAIL AND EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust” or the “Registrant”)
Post-Effective Amendment Nos. 57/55
(File Nos. 033-38074, 811-6260)

Dear Ms. Stirling:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on Post-Effective Amendment Nos. 57/55 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on August 30, 2010, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: Fund Fees and Expenses – Quaker Akros Absolute Strategies Fund

Pursuant to Instruction 3(e) to Item 3, please revise the captions within the Fee Table.

Response:  Pursuant to Instruction 3(e) of Item 3, the final two captions of the Fee Table have been revised to read as follows: “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”

2.	Comment: Fund Fees and Expenses – Quaker Akros Absolute Strategies Fund

Please remove Footnote 1 to the Fee Table, as it is not required pursuant to Item 3 of Form N-1A.

Response:  Footnote 1 has been removed.

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3.	Comment: Fund Fees and Expenses – Quaker Akros Absolute Strategies Fund

Pursuant to Instruction 3(e) to Item 3, the imposition of an expense reimbursement or fee waiver may be reflected in the Fee Table provided that it will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.  The Fee Waiver as currently stated in the Trust’s Registration Statement expires sooner than one year from the effective date of the registration statement.

Response:  Footnote 2 has been revised to reflect the fact that the Fee Waiver Agreement has been approved for a period ending October 28, 2011.

4.	Comment: Principal Investment Strategies – Quaker Akros Absolute Strategies Fund

The first paragraph of the Principal Investment Strategies section regarding the Fund seek positive returns seems to conflict with its investment objective, as stated.  Please resolve.

Response:  The investment objective, as currently stated, mirrors the investment objective disclosure in the Form N-14 filed with the SEC on July 23, 2010.  In the second sentence in the Principal Investment Strategies section, the clause “To achieve its investment objective” has been removed.

5.	Comment: Sub-adviser and Portfolio Manager - General

Pursuant to Item 5, please disclose the length of service of each Portfolio Manager.

Response:  The requested disclosure has been added.

6.	Comment: Principal Investment Strategies - Quaker Event Arbitrage Fund

The first sentence under Principal Investment Strategies appears to be incomplete.  Please revise.

Response:  The aforementioned sentence has been revised as follows:

“To achieve its investment objective, the Fund invests in the securities of publicly traded companies involved in mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations, or similar events (“corporate reorganizations”).  A variety of strategies can be employed to capitalize on the mispricing of corporate securities during corporate reorganizations, including transactions involving common and preferred stock, debt instruments and derivative securities.  In addition, the Fund may invest in a variety of debt instruments, including U.S. Government securities and structured notes.”

7.	Comment: Principal Investment Strategies - Quaker Event Arbitrage Fund

Please include the type of securities (equity, fixed-income, etc.) in which the Fund may invest, in pursuit of its merger arbitrage strategy.

Response:  Pursuant to our response to Comment 6, the first paragraph under Principal Investment Strategies has been revised to disclose the types of securities in which the Fund may invest in pursuit of its investment objectives.

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8.	Comment: Principal Investment Strategies - Quaker Event Arbitrage Fund

Please revise the “Capital Structure Arbitrage” strategy contained in the “Fund Summaries” section to better summarize the “Capital Structure Arbitrage” strategy included in the “Investment Objectives, Strategies, Risks and Portfolio Holdings” section.

Response:  The requested change has been made.

9.	Comment: Principal Investment Strategies - Quaker Event Arbitrage Fund

Please include the type of securities (equity, fixed-income, etc.) in which the Fund may invest in pursuit of its Distressed Securities Investments strategy.

Response:  Pursuant to our response to Comment 6, the first paragraph under Principal Investment Strategies has been revised to disclose the types of securities in which the Fund may invest in pursuit of its investment objectives.

10.	Comment: Principal Investment Strategies - Quaker Event Arbitrage Fund

Please include the type of securities (equity, fixed-income, etc.) in which the Fund may invest in pursuit of its Proxy Fight Investments strategy.

Response:  Pursuant to our response to Comment 6, the first paragraph under Principal Investment Strategies has been revised to disclose the types of securities in which the Fund may invest in pursuit of its investment objectives.

11.	Comment: Principal Investment Risks - Quaker Event Arbitrage Fund

Please add disclosure pertaining to Interest Rate Risk.

Response: The following disclosure has been added to the Prospectus:

“Interest Rate Risk.  Fixed-income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.”

12.	Comment: Past Performance - Quaker Event Arbitrage Fund

Only one footnote appears below the Average Annual Total Returns table and it is listed as Footnote 2.  There is no Footnote 1 identified.

Response:  The footnote has been renumbered as Footnote 1.

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13.	Comment: Past Performance - Quaker Event Arbitrage Fund

The footnote to the Average Annual Total Returns table states that the Registrant’s strategies and policies are “similar” to those of the Acquired Fund.  The strategies and policies must be either “identical” or “substantially similar.”

Response:  The footnote has been revised to reflect the fact that the strategies and policies of the Registrant are substantially similar to those of the Acquired Fund.

14.	Comment: Investment Objectives/Principal Investment Strategies – Tactical Allocation Funds

Please add a strategy describing tactical allocation for each Tactical Allocation Fund.

Response:  The requested disclosure has been added.

15.	Comment: Investment Objectives, Strategies, Risks and Portfolio Holdings –

Quaker Event Arbitrage Fund

Please revise the Proxy Fight Investments strategy contained in Item 4 to better mirror the disclosure provided in response to Item 9(b).

Response:  The requested change has been made.

16.	Comment: Principal Investment Strategies – Quaker Small-Cap Growth Tactical Allocation Fund

The “Equity Securities” strategy disclosed pursuant to Item 9(b), is listed as “Common Stocks” in the Fund Summaries Section, please revise.

Response:  The “Equity Securities” strategy disclosed pursuant to Item 9(b) has been renamed “Common Stocks.”

17.	Comment: Principal Investment Strategies – Quaker Capital Opportunities Fund

As disclosed in your Prospectus, the Fund may invest up to 15% of its total assets in debt instruments and up to 30% of its net assets in below investment-grade debt instruments.  As below investment grade debt instruments are a type of debt instrument, please revise to clarify the total percentage the Fund may invest in debt instruments and the percentage thereof that may be invested in debt below investment grade debt instruments.

Response:  The disclosure has been revised to reflect the fact that the Fund is limited to investing 10% of its net assets in below investment grade debt instruments.  As investment in debt and below investment-grade debt instruments are not principal investment strategies of the Fund, however, this disclosure has been moved to the Statement of Additional Information (“SAI”).

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18.	Comment: Principal Investment Strategies – Quaker Capital Opportunities Fund

The current disclosure states that in selecting individual securities, the Sub-adviser relies upon fundamental security analysis of individual companies which have been identified through a combination of “top down,” then “bottom up” approach.  This top-down/bottom up approach is more reflective of a value Fund as opposed to a growth Fund.  Is fundamental investment analysis principal to the Fund’s investment strategy?

Response:  The aforementioned disclosure has been removed.

19.	Comment: Principal Investment Strategies – Quaker Capital Opportunities Fund

If the security selection process described in Comment 18 is fundamental to the investment strategy of the Fund, please describe the following terms: “fundamental security analysis”, “top-down” and “bottom-up”.

Response:  Pursuant to our response in Comment 18, this is no longer applicable.

20.	Comment: Principal Investment Risks – Quaker Capital Opportunities Fund

Please describe the methodology used by the Fund’s Sub-adviser to determine which securities to sell.

Response:  Disclosure pertaining to the Sub-adviser’s buy and sell methodology has been added to the Prospectus.

21.	Comment: Principal Investment Risks – Quaker Capital Opportunities Fund

Please disclose how the risk of direct and indirect investment in small- and mid-cap stocks relates to the Fund’s investment strategies.

Response:  The Quaker Capital Opportunities Fund may invest in common stocks of companies without regard to market capitalizations, including small and mid-cap companies.  The disclosure has been adjusted to reflect this.

22.	Comment: Principal Investment Risks – Quaker Capital Opportunities Fund

Please add disclosure pertaining to Interest Rate Risk.

Response: The following disclosure has been added to the Prospectus:

“Interest Rate Risk.  Fixed-income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.”

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23.	Comment: Principal Investment Risks – Quaker Capital Opportunities Fund

Please determine whether debt instruments and below investment-grade debt instrument risks are principal.  If not, please remove.

Response:  Investment in debt instruments and below investment-grade debt instruments are not principal investment strategies of the Fund.  Accordingly, disclosure regarding these strategies and the corresponding risks has been moved from the Fund’s Prospectus to the SAI.

24.	Comment: Principal Investment Risks – Quaker Capital Opportunities Fund

Move the description of the non-diversification risk, included in the “Investment Objectives, Strategies, Risks and Portfolio Holdings” section, into the “Fund Summaries” section.

Response:  The requested change has been made.

25.	Comments: Principal Investment Strategies – Quaker Mid-Cap Value Fund

A)	Please confirm whether the Index market capitalizations are accurate.

B)	The market capitalization range of this Index is very broad. Please add disclosure related to the appropriateness of using this Index for the Fund, given its name.

Responses:

A)	The Russell Midcap Value Index market caps have been updated as of September 30, 2010 and, as such, the related disclosure in the Prospectus has been revised as follows:

“The market capitalization of companies in the Russell MidCap® Value Index ranged from $192 million to $15.56 billion as of September 30, 2010.”

B)
The Registrant respectfully declines to accept this comment.  There is no statutory designation of market capitalization ranges; accordingly, the Registrant relies upon the judgment of the Sub-adviser to determine what the appropriate market capitalization range and index are for the Fund, and discloses this information within the Prospectus.

26.	Comment: Principal Investment Strategies – Quaker Mid-Cap Value Fund

The current disclosure states that the Sub-adviser selects securities for investment with market capitalizations between $1 billion and $18 billion.  It is the Staff’s position that $18 billion is too large for a mid-cap fund.  Please revise disclosure accordingly.

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C)
Response:  The Registrant respectfully declines to accept this comment.  There is no statutory designation of market capitalization ranges; accordingly, the Registrant relies upon the judgment of the Sub-adviser to determine what the appropriate market capitalization range and index are for the Fund, and discloses this information within the Prospectus.

27.	Comment: Principal Investment Strategies – Quaker Mid-Cap Value Fund

Please describe the methodology used by the Fund’s Sub-adviser to determine which securities to sell.

Response:  The following disclosure regarding the Sub-adviser’s sell methodology has been added to the Prospectus:

“There are two primary reasons that the Sub-adviser decides to sell a stock: valuation and/or deteriorating fundamentals.  With respect to valuation, the Sub-adviser regularly translates the current price of a security into a measure of the implied future returns on invested capital for a company.  The Sub-adviser looks to reallocate assets to other, more attractive situations when valuations reach levels at or above its assessment of reasonable future returns on capital.  With respect to deteriorating fundamentals, before initiating a position, the Sub-adviser sets clear objectives that it expects the company to meet or exceed.  After establishing an investment thesis and setting targets for management, the Sub-adviser closely monitors progress.  The Sub-adviser will likely sell a position if a company delivers results below expectations, changes management, or encounters competitive forces that change the Sub-adviser’s outlook.”

28.	Comments: Principal Investment Strategies – Quaker Small-Cap Value Fund

A)	Please confirm whether the Index market capitalizations are accurate.

B)	The market capitalization range of this Index is very broad. Please add disclosure related to the appropriateness of using this Index for the Fund, given its name.

Responses:

A)    The Russell 2000® Index and Russell 2500® Index market capitalization ranges have been updated as of September 30, 2010 and, as such, the related disclosure in the Prospectus has been revised as follows:

“The market capitalization of companies in the Russell 2000® Index ranged from $15.2 million to $3.2 billion as of September 30, 2010.  The market capitalization of companies in the Russell 2500® Index ranged from $15.2 million to $8 billion as of September 30, 2010.”

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B) The Registrant respectfully declines to accept this comment.  There is no statutory designation of market capitalization ranges; accordingly, the Registrant relies upon the judgment of the Sub-adviser to determine what the appropriate market capitalization range and index are for the Fund, and discloses this information within the Prospectus.

29.	Comment: Principal Investment Strategies – Quaker Small-Cap Value Fund

The current disclosure refers to both the Russell 2000® and the Russell 2500® Indices.  Please clarify which of these Indices is the benchmark Index.

Response: The disclosure has been revised to reflect the fact that the Russell 2000® is the benchmark Index.

30.	Comment: Management of the Funds – Quaker Small-Cap Value Fund

Pursuant to Instruction (2) of Item 10, please clarify the disclosure provided regarding each portfolio manager’s experience over the past five years.

Response:  The aforementioned disclosure regarding each portfolio manager’s experience has been revised.

31.	Comment: Statement of Additional Information – Fund History

Please state which Funds are diversified and non-diversified.

Response:  The requested disclosure has been added.

32.	Comment: Statement of Additional Information – Trustees’ Qualifications

Please explain how Mr. Singel and Mr. Basora’s government and foreign affairs experience is particularly beneficial for this fund group.

Response:  Although Mr. Singel and Mr. Basora do not have experience in the financial services industry, their professional experiences contribute to the Board of Trustees’ overall ability to critically evaluate the management and operations of the Registrant.  Moreover, having served on the Registrant’s Board of Trustees for over eight years, the trustees have developed the skills to effectively evaluate, question and discuss information provided to them.

33.	Comment: Statement of Additional Information – Trustees’ Qualifications

Please remove the language: “The foregoing discussion and the trustees and officers chart above are included in this Statement of Additional Information pursuant to requirements of the U.S. Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Trustee by reason thereof.”

Response: The Registrant respectfully declines this comment.

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Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Justin Brundage
Justin Brundage

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309 Technology Drive
Malvern, PA 19355

October 28, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 57/55
(File Nos. 033-38074, 811-6260)

Dear Ms. Stirling:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 57/55 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) that was filed on behalf of the Trust on August 30, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)           the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)           Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)           the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Justin Brundage
Justin Brundage
Secretary